Exhibit 99.16

99.16 News Release Dated April 29, 2013

Cipher Pharmaceuticals completes Latin American distribution and supply agreement for extended-release tramadol

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, April 29, 2013 /CNW/ - Cipher Pharmaceuticals Inc. (TSX: DND; OTC: CPHMF) today announced it has entered into a definitive distribution and supply agreement with Tecnofarma International Ltd. (“Tecnofarma”) under which Cipher has granted Tecnofarma the exclusive right to market, sell and distribute CIP-TRAMADOL ER in Latin America. Tecnofarma, headquartered in Uruguay, operates in 18 Latin American countries and will launch the product in certain territories, including Brazil and Mexico.

CIP-TRAMADOL ER is a patent-protected, extended-release formulation of tramadol, which is used for the treatment of moderate to moderately severe chronic pain in adults. The product received approval from the U.S. Food and Drug Administration in 2010.

“Completing this agreement demonstrates progress with our strategy to extend the reach of our currently marketed products and generate additional revenue streams,” said Larry Andrews, President and Chief Executive Officer of Cipher Pharmaceuticals. “Tecnofarma is a significant player in the region with deep experience in pain management, which positions them well to introduce our extended-release tramadol product in key Latin American markets.”

Under the terms of the agreement, Cipher will receive an upfront payment and is eligible for additional milestones based upon regulatory approval in Brazil and Mexico. Cipher will supply product to Tecnofarma. Product manufacturing will be fulfilled by Cipher’s partner, Galephar Pharmaceutical Research.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND; OTC: CPHMF) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may choose to market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

Craig Armitage
Investor Relations
The Equicom Group
(416) 815-0700 ext 278
(416)      815-0080 fax
carmitage@tmxequicom.com

Larry Andrews
President and CEO
Cipher Pharmaceuticals
(905) 602-5840 ext 324
(905) 602-0628 fax
landrews@cipherpharma.com